Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made and entered into as of the 10th day of May, 2010, by and among XETA TECHNOLOGIES, INC., an Oklahoma corporation (“Purchaser”), HOTEL TECHNOLOGY SOLUTIONS, INC., a Delaware corporation d/b/a Lorica Solutions (“Seller”) and ENHANCED CAPITAL NEW YORK FUND III, LLC, ENHANCED CAPITAL NEW YORK FUND II, LLC, STONEHENGE CAPITAL FUND NEW YORK, LLC, SEABURY CAPITAL LLC, and MARK HOLZBERG (collectively, the “Seller Principals”) (joining solely for purpose of certain representations and warranties made by them pursuant to Article V hereof).

Recitals:

A.                                   Seller is engaged in the design, installation and maintenance of converged managed networks for hotels such as Starwood, Marriott, Hilton, Mandarin-Oriental, Choice, Intercontinental and Radisson, including deployment, monitoring, and support for wired and wireless high speed Internet and proactive management of in-room legacy networks (the “Business”).

B.                                     Seller desires to sell and convey to Purchaser, and Purchaser desires to purchase and acquire from Seller as a going concern all or substantially all of the assets of Seller used or useful in the Business (including all accounts and notes receivable, chattel paper, inventory, software, pre-paid expenses, equipment, real property and leasehold estates, all subsisting service contracts and contract rights, intellectual property, permits, licenses and general intangibles, including the Lorica Solutions trade name, and all other material assets which are necessary to successfully operate the Business), together with all associated goodwill, on the terms more particularly hereinafter set forth.

Terms and Conditions

In consideration of the foregoing premises, which are hereby incorporated by reference herein as operative terms of this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

ARTICLE I

DEFINED TERMS AND INTERPRETATION

1.1                                 Definitions.  Capitalized terms used in this Agreement shall have the following meanings:

“Act” means the Securities Act of 1933, as the same may be amended from time to time.

Affiliate” of, or “Affiliated” with, a specified person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified person or entity.

“Asserting Party” has the meaning set forth in Section 10.6.

“Assets” has the meaning set forth in Section 2.1.

“Assumed Liabilities” has the meaning assigned in Section 2.3.

“Base Valuation Date” means March 31, 2010.

“Base Value Balance Sheet” means Seller’s balance sheet dated as of the Base Valuation Date.

“Business Day” means a day other than a Saturday, Sunday or U.S. federal or Oklahoma or New York state holiday on which banks are generally closed for business.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Damages” has the meaning set forth in Section 10.2.

“Effective Time” has the meaning set forth in Section 3.1.

“Encumbrances” means all liens, mortgages, pledges, security interests, conditional sales agreements, charges, options, preemptive rights, rights of first refusal, reservations, restrictions or other encumbrances or material defects in title.

“Escrow Amount” has the meaning set forth in Section 2.2(a).

“Excluded Assets” means only such contracts, agreements and other assets and properties as identified in Schedule 1 hereto attached.

“Final Determination” has the meaning set forth in Section 10.8.

“GAAP” means generally accepted accounting principles in the United States, applied on a basis consistent with prior periods.

“Governmental Authority” means any federal, state, local or foreign government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality or court or quasi-governmental authority.

“Indemnification Period” has the meaning set forth in Section 10.1.

“Law” or “Laws” means any and all federal, state, local or foreign statutes, laws, ordinances, proclamations, codes, regulations, licenses, permits, authorizations, approvals, consents, legal doctrines, published requirements, orders, decrees, judgments, injunctions and rules of any Governmental Authority, including, without limitation, those covering environmental, Tax, energy, safety, health, transportation, bribery, record keeping, zoning, discrimination, antitrust and wage and hour matters, in each case as amended and in effect from time to time.

“Loss” or “Losses” means all liabilities, losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, fees, costs and expenses (including specifically, but without limitation, reasonable attorneys’ fees and costs and expenses of investigation), net of (i) income Tax effects with respect thereto (including, without limitation, income Tax benefits recognized in connection therewith and income Taxes upon any indemnification recovery thereof) and (ii) insurance proceeds.

“Material Contracts” has the meaning set forth in Section 5.9.

“Permitted Encumbrances” means Encumbrances (a) for Taxes or other governmental charges not yet due and payable or which are being contested in good faith and by appropriate proceedings, (b) securing obligations incurred in the ordinary course of business which are not past due and are included among the Assumed Liabilities (including those imposed by law, UCC-1 financing statements filed under the Uniform Commercial Code, mechanics’, materialmens’, landlords’, warehousemens’ and carriers’ liens) or are being contested in good faith, (c) that are reflected, reserved against or otherwise disclosed in the Required Financial Information and are included among the Assumed Liabilities, or which are created under the Material Contracts or leases, (d)  purchase money security interests incurred in connection with the purchase of assets in the ordinary course of business and are included among the Assumed Liabilities, (e) arising under zoning, building codes, and other land use laws regulating the use or occupancy of such real property used by Seller or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property, excluding existing violations of such codes, laws or regulations, (f) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to real property leased by the Seller and other title defects that do not or would not materially impair the value, use or occupancy of such real property, (g) that are related to immaterial properties or assets or otherwise would not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, (h) rights and licenses granted to others in any intellectual property or software of the Seller, or (ix) restrictions placed on any intellectual property or software of the Seller licensed by any third party.

“Purchase Consideration” shall have the meaning assigned in Section 2.2 hereof.

“RDC” means the Buffalo and Erie County Regional Development Corporation.

“Required Financial Information” shall have the meaning assigned in Section 5.6 hereof.

“Responding Party” has the meaning set forth in Section 10.6.

“SEC” means the United States Securities and Exchange Commission.

“Taxes” means all taxes, charges, fees, levies or other assessments including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, unemployment, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to or imposed with respect to any such taxes, charges, fees, levies or other assessments.

“UCC” means the Uniform Commercial Code as the same is in force in the jurisdiction implicated in any particular reference herein.

“Valuation Review Period” shall have the meaning assigned in Section 2.5.

“Warrants” shall have the meaning assigned in Section 2.2(c).

“XETA Stock” shall have the meaning assigned in Section 2.2(b).

1.2.                              Interpretation.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)                                  The terms defined in Article I and elsewhere in this Agreement include the plural as well as the singular;

(b)                                 Words of the masculine gender in this Agreement shall be deemed and construed to include correlative words of the feminine and neuter genders and words of the neuter gender shall be deemed and construed to include correlative words of the masculine and feminine genders;

(c)                                  The words “herein,” “hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole, including all Schedules and Exhibits, and not to any particular Article, Section or other subdivision;

(d)                                 The terms “include,” “includes” and “including” are not limiting and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or;”

(e)                                  The term “material adverse effect”, or any variations thereof, shall mean any change, circumstance, fact, event or effect that is adverse and material (i) to the Business, the Assets (taken as a whole), the condition (financial or otherwise) or results of operations of Seller, or the ability of Seller to perform its obligations hereunder, or (ii) the ability of Purchaser to conduct the Business after the Closing Date substantially as the Business has been conducted by Seller prior to the Closing Date; and

(f)                                    Whenever a statement of any party is qualified by that party’s knowledge, “knowledge” means the actual personal knowledge of the person making such statement at the time or times that such statement is made, and a knowledge or awareness of facts, circumstances or other matters contained or referred to in such statements of which the person making the statement would or should be aware with the exercise of reasonable care. If the statement is made by a corporation, the knowledge of the corporation’s officers and directors shall be imputed to the corporation.  Notwithstanding the foregoing, as used in Section 8.6 with respect to the opinion of counsel to Seller, “knowledge” shall be as defined in such opinion, and the definition in the foregoing sentence shall not apply thereto.  Such opinion will provide that when any opinion set forth therein is given to [such counsel’s] “knowledge,” “or to the best of [such counsel’s] knowledge,” or with reference to matters of which [such counsel] is “aware” or which are “known” to [such counsel], or with a similar qualification, that knowledge is limited to the actual knowledge of the individual lawyers in the firm rendering such opinion who have participated directly and substantively in the specific transactions to which the opinion relates and without any special or additional investigation undertaken for the purposes of such opinion, other than reasonable reliance on representations and warranties made by the Seller and the Seller Principals in the Transaction Documents (as defined in Section 8.6(c) hereof) and statements and certifications obtained, when [such counsel] has deemed it to be necessary, from public officials and officers of the Seller, including its Chairman and Chief Executive Officer and its corporate secretary.

ARTICLE II

TERMS OF PURCHASE

2.1                                 Acquisition of the Assets.  Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, convey, transfer, assign and deliver to Purchaser at the Closing, and Purchaser agrees to purchase from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all of the assets of Seller used or useful in the Business, which are not Excluded Assets (including all accounts and notes receivable, instruments and chattel paper, all inventory, software, all pre-paid expenses (to the extent assignable), equipment, real property and leasehold estates, all subsisting service contracts and contract rights and open orders (to the extent assignable), all intellectual property, permits, licenses and all general intangibles, including the Lorica Solutions trade name and related logos, and all other material assets which are necessary to successfully operate the Business), together with all documents, files and records containing financial, Tax, technical support and other information pertinent to the operation of the Business, and all associated goodwill (collectively, the “Assets”), specifically including but limited to:

(a)                                  all accounts and notes receivable, instruments and chattel paper identified or described in Schedule 2.1 (a) hereto attached;

(b)                                 rights, title and interest of the Business in, to and under all material existing contracts and agreements, written and verbal to which the Seller is a party, specifically including but not limited to the service, support and maintenance agreements more particularly identified in Schedule 2.1(b) (the “Major Assigned Contracts”);

(c)                                  all inventory (including, without limitation, supplies, spare parts and components) listed in Schedule 2.1(c), including but not limited to all telephony systems, parts, components, implements and other tangible personal property of every kind and description specifically used in connection with the Business (“Inventory”);

(d)                                 all customer lists, sales records, credit data and other information relating to customers of the Business;

(e)                                  all equipment identified or described by item or type in Schedule 2.1(e) hereto attached;

(f)                                    all real property and leaseholds described in Schedule 2.1(f) hereto attached;

(g)                                 all software and intellectual property, including patents, trademarks and copyrights, and all permits and licenses, described in Schedule 2.1(g) hereto attached; and

(h)                                 copies of all relevant books, records, papers and instruments of whatever nature and wherever located that relate to the Business or which are required or necessary for Purchaser to conduct the Business from and after the

Closing in the manner in which it was being conducted by Seller before the Closing and all sales funnels, open orders, files and records containing financial, Tax, technical support and other information pertinent to the operation of the Business.

2.2                                 Purchase Consideration.  The purchase consideration for the Assets shall be $2,750,000 (subject to the conditions and adjustments hereinafter set forth) plus the amount of any and all Assumed Liabilities (the “Purchase Consideration”).  The portion of the Purchase Consideration to be paid to Seller shall be comprised of the following components:

(a)                                  $1,000,000 in cash, $850,000 of which shall be paid at Closing, less accrued amounts disclosed to Purchaser as being payable to the RDC and to legal counsel to Seller, or either of them (which amounts shall be paid directly by Purchaser), via wire transfer of immediately available U.S. funds to an account(s) designated by the Seller, with the $150,000 balance (“Escrow Amount”) to be deposited into escrow pursuant to the terms of an Escrow Agreement in the form of Exhibit B hereto attached, pending final valuation of Acquired Assets net of Assumed Liabilities, as determined in accordance with Sections 2.5(a) and (b) hereof, with payment pursuant to Section 2.5 hereof;

(b)                                 $1,500,000, in Purchaser’s common stock (“XETA Stock”) valued at the “Previous Close Price” per share for such stock as reflected on the nasdaq.com website as of the Closing Date ($3.83 per share as of the date hereof), which XETA Stock will be issued to Seller and shall be “restricted stock”, as that term is defined in Rule 144 of the regulations to the Act: and

(c)                                  Warrants to purchase 150,000 shares of XETA Stock at an exercise price per share valued at the “Previous Close Price” per share for such stock as reflected on the nasdaq.com website as of the Closing Date ($3.83 per share as of the date hereof) (the “Warrants”), which Warrants will be issued to Seller in the form of Exhibit C hereto attached, and will be exercisable (subject to applicable SEC registration and holding period requirements and transfer restrictions) at any time after the Closing Date and prior to the fifth (5th) anniversary of the Closing Date.

Provided, however, that Seller hereby acknowledges, represents and agrees that the issuance of such XETA Stock and Warrants will be effected by Purchaser as a transaction exempt from registration under the Act and, accordingly, that the XETA Stock and Warrants will not have been registered under the Act at the time of Closing, nor shall XETA have any obligation to effect the registration thereof at any time after Closing. Seller further acknowledges, represents and agrees, that it is acquiring the XETA Stock and Warrants for investment purposes only and not with a view to or for resale in connection with any distribution of the XETA Stock or Warrants, or with any present intention of distribution (within the meaning of the Act) of the XETA Stock or Warrants, or any portion thereof.  Seller understands that because none of the XETA Stock or the Warrants will have been registered under the Act, Purchaser will not transfer any of the XETA Stock or the Warrants without registration under the Act, which is not contemplated by this Agreement, except upon the issuance to Purchaser of a favorable opinion from Purchaser’s counsel or upon the submission to Purchaser of such other evidence as may be satisfactory to Purchaser’s counsel to the effect, in either case, that any such transfer, whether pursuant to Rule 144, or otherwise, shall not be in violation of the Act, and any applicable state securities laws, and all share certificates and warrants representing the XETA Stock and the Warrants, or any portion thereof, will be issued with a restrictive legend affording conspicuous notice of such restriction.

2.3                                 Assumed Liabilities.  As further consideration for the purchase of the Assets to be effected hereby, Purchaser shall assume and discharge only the following liabilities and obligations of Seller (the “Assumed Liabilities”):  those liabilities of Seller which are properly reflected in Seller’s Closing Date Balance Sheet (as defined in Section 2.5) and, with respect to any Tax liabilities assumed, those which are not past due or subject to any uncertain Tax positions within meaning of ASC 740, “Income Taxes.” The Assumed Liabilities shall include only (a) accounts payable (including commissions currently payable and sales taxes currently payable), (b) operating lease obligations for property used by Seller in its conduct of the Business, (c) customer deposit obligations that have not been applied towards inventory purchases or any other aspect of a customer installation and with respect to which Seller has not yet performed any services for the customer, and (d) any deferred revenue under service contracts which are assignable and delegable and are assigned to and assumed by Purchaser (with any necessary consents from the customer-obligee and any other necessary third party); provided that the Assumed Liabilities shall expressly exclude (i) all undisclosed, unrecorded and unwritten liabilities of every type and character, (ii) all accounts payable owed to Littler Mendelson PC and (iii) any and all indebtedness for borrowed funds, including indebtedness, obligations and liabilities, if any, of Seller to (A) the RDC, (B)        *       , (C) Seller’s investors, and (D) Seller’s capital option holders, or any of them.

2.4                                 Allocation of Purchase Consideration.  Subject to any post-Closing adjustments required by Section 2.5 hereof, the parties to this Agreement shall initially allocate the Purchase Consideration among the Assets and associated goodwill, which allocation will be based upon the following categories:

Accounts Receivable & prepaid expenses	$	*
Inventory	$	*
Equipment	$	*
Goodwill	$	*
Total ($2,750,000 + Assumed Liabilities)		$3,769,000

The figures above are preliminary and based upon the Base Value Balance Sheet and will be updated after Closing (but not later than the close of the Valuation Review Period) based upon the Closing Date Balance Sheet and adjustments, if any, made in accordance with Section 2.5 hereof.  The parties agree to file any and all applicable tax returns and other required related tax schedules in accordance with such allocation and Section 1060 of the Internal Revenue Code and will not adopt or otherwise assert tax positions inconsistent therewith.  Purchaser and Seller shall each prepare and file its Form 8594 for the taxable year in which the Closing takes place, consistent with the requirements set forth in this Section 2.4.

2.5                                 Purchase Consideration Adjustment; Valuation Review Period.  Within thirty (30) days after the Closing Date, Seller will provide Purchaser with Seller’s balance sheet as of the Closing Date (“Closing Date Balance Sheet”), which Closing Date Balance Sheet shall have

*The asterisk (*) indicates that material has been omitted pursuant to a request for confidential treatment.  The omitted material has been filed separately with the Securities and Exchange Commission pursuant to rule 24b-2 of the rules to the Securities and Exchange Act of 1934, as amended.

been prepared in accordance with GAAP, reviewed by Seller’s independent certified public accountant (who must be satisfactory to Purchaser) and warranted as accurate and materially complete by Seller, with contents acceptable to Purchaser in reliance upon such warranties.  Purchaser shall have ninety (90) days after the Closing Date (the “Valuation Review Period”) to verify the existence, condition, value and status of the Assets and the Assumed Liabilities and to conduct such other valuation and due diligence procedures as Purchaser shall deem reasonably necessary to confirm that the carrying values of the Assets and Assumed Liabilities as reflected in the Base Valuation Date Balance Sheet were materially correct and that no material adverse changes have occurred in the Assets or the Business since the Base Valuation Date.  The Escrow Amount will be payable at the end of the Valuation Review Period; provided that such cash component shall be reduced by:

(a)                                  the amount of accounts receivable included in the Assets which Purchaser determines, in its sole discretion, to be uncollectible (which uncollectible receivables will be re-assigned by Purchaser to Seller), and

(b)                                 the amount, if any, by which, as of the Closing Date, Seller’s current liabilities included in the Assumed Liabilities are determined by Purchaser to have exceeded the value of its current assets as of the Closing Date by more than $170,000.

The balance of the Escrow Amount, if any, after payment of all funds due to Seller shall be returned to Purchaser.

2.6                                 Transition Items.  The Assumed Liabilities shall become the responsibility of the Purchaser as of the Effective Time (which term is defined in Section 3.1 hereof)  Seller and Purchaser hereby agree to the following terms in relation to this transition of responsibility:

(a)                                  Seller will cooperate with Purchaser’s sales and service representatives to ensure a smooth transition of the Business to Seller.  This cooperation shall include but not be limited to participating in joint conference calls with customers and Purchaser’s sales and/or services representatives as reasonably requested by Purchaser.

(b)                                 Purchaser will not be responsible for any costs associated with discharging the duties inherent in the Assumed Liabilities until the Effective Time.

(c)                                  All sales funnels, active quotations, and order backlogs are part of the Assets, and Seller will cooperate with Purchaser and customers to transition these assets to Purchaser.

2.7                                 Warranty Work.  In the event that claims under outstanding warranties are asserted by a customer of Seller, who, by virtue of this Agreement, has become a customer of Purchaser, Purchaser and Seller shall cooperate in good faith with such customer to determine whether a valid warranty claim exists and, if so, whether it relates to labor and materials furnished by Seller or by Purchaser.  If by Purchaser, Purchaser will bear the responsibility for resolving such claim; if by Seller, then, Seller shall promptly resolve such claim to the customer’s satisfaction, failing which Purchaser may do so and shall be entitled to prompt reimbursement by Seller at the rate of $     *     per hour for labor, plus travel and expenses and replacement parts at cost.

*The asterisk (*) indicates that material has been omitted pursuant to a request for confidential treatment.  The omitted material has been filed separately with the Securities and Exchange Commission pursuant to rule 24b-2 of the rules to the Securities and Exchange Act of 1934, as amended.

ARTICLE III

THE CLOSING

3.1                                 Closing Time and Place.  The consummation of the transactions contemplated by this Agreement (“Closing”) shall take place as soon as reasonably practicable after every party to this Agreement shall have indicated to the other that it has satisfied or stands ready to satisfy all conditions of Closing for which it is responsible, or at such other time and place as Seller and Purchaser shall mutually agree, but not later than May 24, 2010.  The Closing shall take place at Purchaser’s offices in Broken Arrow, Oklahoma 74012 or by the electronic delivery or other mutually agreeable transmission of all duly executed required documentation, and the date on which the Closing shall occur is hereinafter called the “Closing Date” and the Closing shall be deemed effective for all purposes as of 12:01 a.m., Eastern Daylight Time, on the Closing Date (“Effective Time”).

3.2                                 Seller’s Deliveries.  At the Closing, Seller will deliver to Purchaser all of the items described in Section 8.9 hereof.  At or after the Closing, Seller shall execute and deliver to Purchaser such other instruments of transfer as shall be reasonably necessary or appropriate to vest in Purchaser good title to the Assets, free and clear of all Encumbrances other than Permitted Encumbrances and to comply with the purposes and intent of this Agreement.

3.3                                 Purchaser’s Deliveries.  At the Closing, Purchaser will deliver to Seller all of the items described in Section 9.4 hereof.

3.4                                 Further Assurances.  Seller and Purchaser agree that they shall, at any time and from time to time after the Closing, upon request of the other party, do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be required to carry out the purposes and intents of this Agreement.  No action taken or document executed pursuant to this section shall increase the liability of Seller or Purchaser beyond that contemplated by any other provision of this Agreement.

3.5                                 Consents.  To the extent that the assignment or transfer of any Major Assigned Contract to be assigned or transferred to Purchaser as provided in this Agreement shall require the consent of another party thereto, this Agreement shall not constitute an agreement to assign or transfer the same if any attempted assignment would constitute a breach thereof.  Seller agrees that it will use commercially reasonable efforts to obtain the consent of the other parties to all Material Contracts to the assignment or transfer thereof to Purchaser.  Seller shall have no liability to Purchaser for failure to obtain any such third-party consent provided Seller complies with its obligations under this section.  Purchaser will cooperate with and assist Seller in its efforts to obtain any such consents; provided, however, that in the interim, pending such assignment or transfer with any necessary consents, Seller shall subcontract all work under each such contract to Purchaser so as to effectively transfer the economic benefit of such contract to Purchaser; provided further that should Purchaser determine prior to Closing that Seller will be unable to obtain and deliver any necessary consent to the assignment of any Major Assigned Contract or any other Material Contract, then, Purchaser shall have the right to terminate this Agreement pursuant to Section 11.1, without penalty or premium.

ARTICLE IV

EMPLOYMENT MATTERS

4.1                                 Employees.  Neither Purchaser nor any of its Affiliates shall have any liability in respect of any salary, severance, health, welfare, retirement, or any other benefits relating to employment of such employees with Seller, its predecessors or successors, before or after Closing.  Purchaser and/or its Affiliates agrees to offer employment to all Sellers’ employees deemed by Purchaser as key to the successful continuation of the Business and listed on Schedule 4.1 attached hereto, conditioned on the consummation of the sale of the Assets pursuant hereto.  Seller hereby authorizes Purchaser to offer such employment to such employees, waives any rights Seller may have to prohibit such employees from being employed by Purchaser, and shall not offer new employment to any such employees who accept such employment with Purchaser.  Any employees of Seller hired by Purchaser after the Closing will be hired as employees of Purchaser on such terms as Purchaser may elect in its sole discretion.  Nothing in this Section 4.1 shall be deemed to be a contract for the benefit of any employee.

4.2                                 Medical Coverage.  Seller shall retain, in accordance with its applicable employee plans, responsibility for and continue to pay all hospital, medical, life insurance, disability and other employee welfare benefit plan expenses and benefits for each Seller employee to be hired by Purchaser to the extent of Seller’s responsibility to employees and their covered dependents (or the applicable requirements under COBRA) for the period prior to the Closing Date.

4.3                                 Indemnification.  Seller shall defend, indemnify and hold harmless Purchaser, its corporate affiliates, and their respective directors, officers and employees, successors and assigns against and in respect of any of the following, to the extent arising prior to the Closing Date: (i) any claim for wrongful discharge or breach of any written employment contract or written plan or policy arising from any termination of the employment of any employee by Seller; (ii) any claim for severance benefits or termination pay or continued employment arising out of or resulting from any employee’s employment by Seller; (iii) any claims relating to Purchaser’s obligations as a “successor” to the Business and claims for withdrawal liability, each with respect to any multi-employer pension plans; and (iv) any liability that may arise as a result of Seller or any of its subsidiaries being a member of a “controlled group” or an “affiliated service group” (within the meaning of Sections 414(b), (c), (m) or (o) of the Code), or being under “common control” (within the meaning of Section 4001 of the Employee Retirement Insurance Security Act).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF SELLER AND THE SELLER PRINCIPALS

Seller and, solely with respect to, and to the extent described in, Sections 5.9, 5.12, 5.13, 5.17 and 5.20 hereof, the Seller Principals hereby represent and warrant to Purchaser as follows:

5.1                                 Organization and Qualification.  Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Attached as Schedule 5.1 are true, correct, and complete copies of Seller’s Certificate of Incorporation and Bylaws, and all

amendments thereto.  Seller has the requisite power and authority to own, lease and operate its assets and properties and to carry on the Business as currently being conducted, and is in good standing in the State of New York and in each other jurisdiction in which the operation of the Business requires it to be registered unless the failure to be so registered would not have a material adverse effect on Seller.

5.2                                 Authority.  Seller has the requisite corporate power and authority to enter into this Agreement and to effect the transactions contemplated hereby.  The execution, delivery and performance of this Agreement have been duly approved by Seller’s Board of Directors and its stockholders.  No additional corporate proceeding on the part of Seller is necessary to authorize the execution and delivery of this Agreement and the consummation by Seller of the transactions contemplated hereby.

5.3                                 Enforceability.  This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery hereof by Purchaser, constitutes, to the best of Seller’s knowledge, a valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity.

5.4                                 Non-Contravention.  The execution and delivery of this Agreement by Seller do not, and the consummation by Seller of the transactions contemplated hereby will not, (i) violate or result in a breach of any provision of, (ii) constitute a default under, (iii) result in the termination of, (iv) accelerate the performance required by, (v) result in a right of termination or acceleration under, or (vi) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the Assets under any of the terms, conditions or provisions of, (X) Seller’s Certificate of Incorporation or Bylaws, (Y) any Laws applicable to Seller or any of the Assets, or (Z) any material instrument or agreement to which Seller is now a party or by which Seller or any of the Assets may be bound or affected, other than violations that would not result in a material adverse effect on Seller.

5.5                                 Consents.  No declaration, filing or registration with, notice to, or authorization, consent or approval of, any Governmental Authority or third party is necessary for the execution and delivery of this Agreement by Seller, or the consummation by Seller of the transactions contemplated hereby, except as set forth in Schedule 5.5 and such authorizations, consents or approvals which, if not made or obtained, as the case may be, would not have a material adverse affect.

5.6                                 Financial Information.  Seller has delivered to Purchaser all financial information requested by Purchaser regarding the Business, including but not limited to Seller’s Base Value Balance Sheet and accompanying financial statement for the period then ending and its financial statements for the years ended December 31, 2007, 2008 and 2009 (“Required Financial Information”).

5.7                                 Assets.  Except as set forth in Schedule 5.7, Seller has good and marketable title to all of the Assets, whether real, personal, mixed, tangible or intangible.  All the Assets are free and clear of restrictions on or conditions to transfer or assignment, and free and clear of Encumbrances other than Permitted Encumbrances.  The Assets are all the assets and properties necessary to permit the Seller to operate the Business as currently operated.

5.8                                 Inventories.  The items of Inventory being sold under this Agreement exist in fact, and were purchased in the ordinary course of business, are in good and usable condition, and are not stale or obsolete.

5.9                                 Contracts.  The Major Assigned Contracts, and the other contracts, leases, licenses and agreements set forth in Schedule 5.9 constitute all material contracts, agreements, instruments, leases and licenses relating to the Business and to which Seller is a party, or to which any of the Assets is subject (collectively, “Material Contracts”), all of which are valid and binding obligations of Seller in all material respects and, to the best of Seller’s knowledge, of the other parties thereto in accordance with their respective terms and conditions.  True and correct copies of all Material Contracts have been made available or delivered to Purchaser.  Except as otherwise indicated in Schedule 5.5 or Schedule 5.9, (i) neither Seller nor, to Seller’s or any Seller Principal’s knowledge based on reasonable inquiry, any other party to any such Major Assigned Contract or other Material Contract has given notice of termination or taken any action inconsistent with the continuance of, is now in violation or breach of, or in default in complying with, any material provision thereof and (ii) the consent of any other party to such contract, agreement, instrument, lease or license is not required to validly effect the assignment, transfer or conveyance thereof from Seller to Purchaser.

5.10                           Permits.  Schedule 5.10 contains an accurate list of all material licenses, franchises, permits and other governmental authorizations held by Seller (the “Permits”).  The Permits are valid, and Seller has not received any written notice that any Governmental Authority intends to cancel, terminate or decline to renew any such Permit.  The Permits are all the permits that are required by Law for the operation of the Business as currently conducted and the ownership of the Assets by Purchaser after the Closing Date, except any Permit the lack or loss of which to have would not have a material adverse effect on the Business.  Seller has conducted and is conducting the Business in substantial compliance with the requirements, standards, criteria and conditions set forth in the Permits.

5.11                           Trade Restrictions and Confidentiality Agreements.  Schedule 5.11 sets forth all agreements containing covenants not to compete or solicit employees or to maintain the confidentiality of information to which Seller or, to Seller’s knowledge, any of Seller’s employees, is bound or under which Seller has any rights or obligations.

5.12                           Litigation and Legal Compliance.  Except as set forth in Schedule 5.12, there is no material claim, action, suit or proceeding, pending or, to the knowledge of the Seller or the Seller Principals based on reasonable inquiry, threatened against or affecting Seller, at law or in equity, or before or by any Governmental Authority having jurisdiction over Seller which, if successful, would reasonably be expected to have a material adverse effect on Seller.  No written notice of any claim, action, suit or proceeding, whether pending or threatened, has been received by the

Seller and, to Seller’s knowledge, there is no basis therefor.  Seller has conducted and is conducting the Business in compliance with all Laws applicable to Seller, the Assets or the operation of the Business, other than any noncompliance that would not reasonably be expected to have a material adverse effect on the Business.

5.13                           Taxes.   Seller has timely filed all requisite federal, state, local and other Tax returns for all fiscal periods for which the applicable statute of limitations has not expired, and has duly paid in full or made adequate provision in the Base Value Balance Sheet and other Required Financial Information for the payment of all Taxes for all periods for which the applicable statute of limitations has not expired.  Seller has duly withheld and paid or remitted all Taxes required to have been withheld and paid prior to the Closing Date in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other person or entity that required withholding under any applicable Law, including, without limitation, any amounts required to be withheld or collected with respect to social security, unemployment compensation, sales or use Taxes or workers’ compensation.  To the best of Seller’s and the Seller Principals’ knowledge, there are no examinations in progress or claims against Seller relating to Taxes for any period or periods prior to and including the Closing Date and no written notice of any claim for Taxes, whether pending or threatened, has been received.  Seller has not granted or been requested to grant any extension of the limitation period applicable to any claim for Taxes or assessments with respect to Taxes.  Seller is not a party to any Tax allocation or sharing agreement and is not otherwise liable or obligated to indemnify any person or entity with respect to any Taxes.

5.14                           Solvency.  Seller is currently able to pay, and is paying, its debts in general as they come due, and will not be rendered unable to pay such debts generally as they come due by the transfer contemplated by this Agreement.

5.15                           Change of Name and Location.  During the past five (5) years, except as described in Schedule 5.15, Seller has not conducted the Business under any name or been legally located at any location other than as follows:

Name	Legal Location

Hotel Technology Solutions	500 Brisbane Building
or Lorica Solutions.	403 Main Street
Buffalo, New York 14203
275 Northpointe Parkway
Amherst, New York 14228

5.16                           Books and Records.  The books of account, record books, and other records of Seller, are complete and correct in all material respects, have been maintained in accordance with sound business practices, and all of them have been made available for inspection by Purchaser.

5.17                           Disclosure.   Seller has fully provided Purchaser or its representatives with all the information that Purchaser has requested in analyzing whether to consummate its purchase of the Assets.  None of the information so provided nor any representation or warranty of Seller contained in this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make such representation, warranty or statement, in light of the circumstances under which they were made, not misleading.  To the best of Seller’s and the Seller Principals’ knowledge based on reasonable inquiry, there is nothing which has not been set forth or disclosed in this Agreement and the attached exhibits which currently materially adversely affects the Business or the Assets.

5.18                           Locations.  Except as to items that may be out for service or repair or with sales representatives for marketing purposes, all tangible personal property included in the Assets is currently found at the locations set forth in Schedule 5.15.

5.19                           Warranty Claims.  Except as set forth in Schedule 5.19, there are no material warranty claims for defective work completed by the Business existing, pending or, to the best knowledge of Seller, threatened against the Business or Seller.

5.20                           No Other Representations.  Except for the representations and warranties of Seller and the Seller Principals specifically contained in this Article V, Seller and the Seller Principals hereby make no representation or warranty of any kind whatsoever, express or implied, with respect to either the transactions contemplated hereby or the condition of, or any other matter involving, Seller or as to the accuracy or completeness of any information regarding Seller furnished or made available to Purchaser.  Seller shall not have or be subject to any liability to Purchaser or any other person arising from the distribution to Purchaser, or Purchaser’s use or reliance upon, any such information or any information, documents or materials made available to Purchaser in any “data rooms” (virtual or otherwise), management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

6.1                                 Organization.  Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Oklahoma.  Attached as Schedule 6.1 are true, correct, and complete copies of Purchaser’s Certificate of Incorporation and Bylaws.

6.2                                 Authority.  Purchaser has the full legal right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  Once approved by Purchaser’s Board of Directors, which is generally aware of the transactions contemplated by this Agreement and the basic terms hereof as set forth in the Letter of Intent between Seller and Purchaser dated as of March 26, 2010, no additional corporate proceedings on the part of Purchaser will be necessary to authorize the execution and delivery of this Agreement and the consummation by Purchaser of the transactions contemplated hereby.  In executing this Agreement, Purchaser’s President and Chief Executive Officer has no reason to believe that such Board approval will not be obtained.

6.3                                 Enforceability.  This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery by Seller and the valid and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity.

6.4                                 Non-Contravention.  The execution and delivery of this Agreement by Purchaser do not, and the consummation by Purchaser of the transactions contemplated hereby will not, violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under any of the terms, conditions or provisions of (i) Purchaser’s Certificate of Incorporation or Bylaws, (ii) any Law applicable to Purchaser or any of its properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Purchaser is now a party or by which Purchaser or any of its properties or assets may be bound or affected.

6.5                                 Consents.  No declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority or other third party (except the consent of Commerce Bank, N.A.) is necessary for the execution and delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated hereby.  Commerce Bank, N.A. is aware of the transactions contemplated by this Agreement and Purchaser has no reason to believe that its consent will not be obtained.

6.6                                 No Implied Representations.  Notwithstanding anything to the contrary contained in this Agreement, Purchaser has not made any representation or warranty whatsoever, express or implied, other than those representations and warranties of Purchaser expressly set forth in this Agreement.

6.7                                 Litigation.  There is no suit, action, administrative proceeding or other proceeding or governmental investigation pending, or to Purchaser’s knowledge, threatened against Purchaser that, if adversely determined to Purchaser could have a material adverse effect on the ability of Purchaser to perform its obligations hereunder.

6.8                                 Disclosure.  Purchaser has fully provided Seller or its representatives with all the information that Seller has requested, and which, while not contained in publicly available documents filed with the SEC, would otherwise be material to Seller in analyzing whether to consummate this Agreement pursuant to the terms and conditions set forth herein.  None of the information so provided nor any representation or warranty of Purchaser contained in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.  To Purchaser’s knowledge, there is nothing which has not been set forth or disclosed in this Agreement that could have a material adverse effect on Purchaser’s ability to perform its obligations hereunder.

6.9                                 XETA Stock and Warrants.  The shares of XETA Stock to be issued pursuant to Section 2.2(b) have been duly and validly reserved and, upon issuance in accordance with the terms of this Agreement, will constitute validly issued, fully paid and non-assessable shares of common stock of Purchaser, free of restrictions on transfer other than restrictions on transfer contained herein, or arising under or by virtue of applicable state and federal securities laws and Encumbrances created by or imposed by a recipient thereof.  Purchaser has duly and validly reserved the shares of XETA Stock issuable upon exercise of the Warrants, and such shares shall, when issued pursuant to the terms of the Warrants, constitute validly issued, fully paid and non-assessable shares of common stock of Purchaser, free of restrictions on transfer, other than restrictions on transfer contained herein, or arising under or by virtue of applicable state and federal securities laws and Encumbrances created by or imposed by a recipient thereof.  The Warrants, when issued, sold and delivered in accordance with the terms set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer contained herein, or arising under or by virtue of applicable state and federal securities laws and Encumbrances created by or imposed by a recipient thereof.  Assuming the accuracy of the representations in Section 2.2, the shares of XETA Stock to be issued pursuant to Section 2.2(b), the Warrants and the shares of XETA Stock issuable upon exercise thereof will be issued in compliance with all applicable federal and state securities laws.

6.10                           Availability of Funds.  Purchaser has cash available or borrowing facilities that are sufficient to enable it to consummate the transactions contemplated by this Agreement.

6.11                           No Competing Transactions Pending.  Purchaser is not currently involved in negotiations for the acquisition, whether by purchase of stock or of assets, of any other business engaged in the provision of high speed internet access services or products to the lodging industry.

ARTICLE VII

CERTAIN COVENANTS

7.1                                 Conduct of Business.  Seller shall conduct the Business up to the Closing Date in its normal and regular manner, and will not enter into any contract except as may be required in the ordinary course of business.  Except with respect to disclosure to their respective attorneys, financial advisors and officers and employees with a need to know, or as otherwise required by Law, the parties shall insure that the existence of this Agreement is kept in strictest confidence prior to Closing, and no party shall disclose the terms hereof to any person, before Closing, without each other party’s prior written consent and prior review of such proposed disclosure (including, but not limited to, Purchaser’s news release and SEC filings).

7.2                                 Future Cooperation; Tax Matters.  Seller and Purchaser shall each deliver or cause to be delivered to the other following the Closing such additional instruments as the other may reasonably request for the purpose of fully carrying out this Agreement.  Seller will cooperate and use commercially reasonable efforts to cause its officers, directors and employees to cooperate with Purchaser at and after the Closing Date in furnishing information, evidence, testimony and other assistance in connection with any actions, proceedings, arrangements or disputes of any nature with respect to matters pertaining to all Tax periods prior to the Closing Date.  Purchaser will provide Seller with access to such of Seller’s books and records relative to the Business as may be reasonably requested by Seller in connection with federal, state and local Tax matters relating to Tax periods ending prior to the Closing Date.  The party requesting cooperation, information or actions under this Section 7.2 shall reimburse the other party for all reasonable out-of-pocket costs and expenses actually paid or incurred in connection therewith, which costs and expenses shall not, however, include per diem charges for employees or allocations of overhead charges.

7.3                                 Access; Due Diligence Examination.  Between the date of this Agreement and the Closing Date, Seller shall give Purchaser and its authorized representatives access upon reasonable notice during business hours and in such manner as shall not unduly to disrupt Seller’s normal business activities, to any and all premises, properties, contracts, commitments, books, records and affairs of the Business and shall cause its officers and employees to furnish Purchaser any and all financial, technical and operating data, all accounting and business records and all legal documents and other information pertaining to the Business as Purchaser, its representatives and advisors, may from time to time request to verify the existence, condition, value and ownership of the Assets, the amount, nature and scope of the Assumed Liabilities, and the prospects of the Business (“Due Diligence Information”).  Purchaser shall be entitled to rely on the accuracy of all Due Diligence Information.  Purchaser shall also have the right to interview Seller’s key employees, customers and vendors/suppliers, and to review all customer credit histories and profiles as Purchaser, its representatives and advisors may deem necessary.

7.4                                 Preservation and Continuity of Representations.  Seller hereby covenants with Purchaser that from and after the date of this Agreement and through the Closing Date or the earlier termination of the Agreement, Seller shall use its best efforts to ensure that all of its representations and warranties set forth in Article V hereof shall be true in all material respects as of the Closing Date as if repeated at and as of such time, and shall notify Purchaser promptly of any material adverse change or deviation in or from any of the representations and warranties herein from the date of this Agreement through the Closing Date.

7.5                                 Effect of Purchaser’s Due Diligence.  Purchaser’s due diligence review shall not relieve Seller or a Seller Principal (as and to the extent applicable) of any duties concerning their respective representations, or warranties, or Seller’s covenants and agreements contained in this Agreement.

7.6                                 Filings with SEC.  Between the date of this Agreement and the Closing Date, or promptly thereafter, Purchaser may choose to make certain news releases or filings with the SEC.  To the extent that information concerning Seller is required to be included in such filings as required by applicable Law or SEC rules, Seller shall supply or cause Seller’s auditors and other advisors to supply such information, in the manner and form reasonably requested by Purchaser, at Purchaser’s cost, promptly and in any event not later than twenty (20) days after receipt of such request.  Until such time as Purchaser shall have filed its Current Report on Form 8-K disclosing the consummation of the transactions to be effected by this Agreement, Seller shall be afforded the opportunity to review, in advance, and to propose for Purchaser’s consideration reasonable additions to, and modifications in, the information and disclosures to be contained in any such news release or SEC filing relating to such transactions, and in furtherance of such opportunity Seller shall be afforded reasonable notice and time (not to exceed one Business Day) to review drafts of each such news release or filing, and to consult with Seller’s legal counsel, auditors and other advisors relative thereto.

ARTICLE VIII

CONDITIONS TO PURCHASER’S OBLIGATION TO CLOSE;

SELLER’S DELIVERIES

Each and every obligation of Purchaser under this Agreement that has to be performed on or after the date hereof shall be subject to the satisfaction or waiver by Purchaser on or before the Closing Date of the following conditions:

8.1                                 Representations.  The representations and warranties made by Seller and the Seller Principals in this Agreement shall be correct in all material respects on and as of the Closing Date, except for representations and warranties that by their terms can speak only as of a specified date, with the same force and effect as though such representations and warranties had been made on the Closing Date.  If requested by Purchaser, Seller and, as applicable, the Seller Principals shall have delivered to Purchaser a certificate to that effect dated the Closing Date and signed by an officer of Seller.

8.2                                 Performance.  All the terms, covenants and conditions of this Agreement to be complied with or performed by Seller on or before the Closing Date shall have been fully complied with or performed in all material respects or waived by Purchaser.

8.3                                 Waiting Periods; Governmental Approvals.  All other governmental or regulatory approvals the absence of which would have a material adverse effect upon the conduct of the Business by Purchaser or Purchaser’s ownership or control of the Assets or the Business shall have been obtained, and (x) no suit, action or proceeding by any Governmental Authority shall be pending and (y) Purchaser shall not have been advised in writing by any Governmental Authority that such Governmental Authority intends to file or commence any suit, action or proceeding, which, in either case, seeks to enjoin, restrain or prohibit the consummation of the transactions contemplated by this Agreement or to impose limitations on the ability of Purchaser to exercise full rights of ownership of the Assets or require the divestiture by Purchaser of any of the Assets.  Purchaser shall deliver to Seller copies of any writing referred to in this section promptly upon receipt, but in no event less than ten (10) days following receipt.

8.4                                 Proceedings.  Prior to the Closing Date, no material litigation shall have been initiated or threatened by any Governmental Authority or any other person questioning the legality of the transactions contemplated by this Agreement or which, in the reasonable opinion of counsel to Purchaser, could have a material adverse effect on the Business or make it undesirable to proceed with such transactions.

8.5                                 Business and Legal Matters.  Seller shall have furnished or Purchaser shall have obtained:

(a)                                  from each of Seller’s customers which is a party to any of the Major Assigned Contracts, such customer’s written acknowledgement of and, where necessary to the validity and effectiveness of Purchaser’s contemplated acquisition and assumption of any such Major Assigned Contract, its consent to the assignment thereof to Purchaser, which acknowledgment and consent shall have been sought by Seller and Purchaser by means of letter notification introducing Purchaser to each such customer and notifying each of Seller’s intended assignment of such Major Assigned Contract to Purchaser;

(b)                                 all certificates, permits and approvals, if any, that may be required in connection with Purchaser’s acquisition and contemplated operation of the Business after Closing;

(c)                                  acceptance of employment by Purchaser from all of Seller’s employees identified by Purchaser as key to the successful continuation of the Business and listed on Schedule 4.1 attached hereto;

(d)                                 mutually acceptable extensions, as deemed reasonably necessary by Purchaser, of any and all contracts or agreements with all key suppliers and vendors of the Business;

(e)                                  legal authority satisfactory to Purchaser and its counsel, obtained by Purchaser or such counsel as they shall deem necessary, without cost to Seller, that the sale of Assets to be effected by the Agreement is in compliance with the provisions of any applicable bulk sales or similar law in effect in the State of New York; and

(f)                                    all governmental approvals and third-party consents (if any), including but not limited to the consent of Commerce Bank, N.A., deemed reasonably necessary by Purchaser for Purchaser’s performance of its obligations under this Agreement or its continued operation of the Business after Closing; provided, that Purchaser shall use its best efforts to obtain the consent of Commerce Bank, N.A. within not more than five (5) business days following the execution of this Agreement; and provided, further, that Purchaser agrees to give Seller prompt notice of the giving of, or refusal to give, such consent.

8.6                                 Opinion of Counsel.  Purchaser shall have been provided with an opinion, containing customary qualifications and other limitations, from counsel to Seller substantially to the effect that:

(a)                                  Seller is a corporation validly existing and in good standing under the laws of the State of Delaware.  Seller has all requisite corporate power and authority to carry on its business operations and to own and operate the business in which it is engaged.  Seller is duly qualified to transact the business in which it is engaged and is in good standing as a foreign corporation in the State of New York and, to such counsel’s knowledge, in each other jurisdiction in which the operation of the Business requires it to be registered unless the failure to be so registered would not have a material adverse effect on Seller.

(b)                                 The authorized and outstanding shares of capital stock of Seller, and the holders thereof, are as set forth in Schedule 2.2(c) hereof, and all of such outstanding shares of capital stock are validly authorized and issued, fully paid and nonassessable.

(c)                                  Seller has all requisite power and authority to execute, deliver, and perform the Agreement, Bill of Sale and all other documents and instruments contemplated by the Agreement (“Transaction Documents”) to which Seller is a party, and to consummate the transaction contemplated thereby.  The execution and delivery of the Transaction Documents to which Seller is a party, and the consummation of the transactions contemplated thereby, have been duly and validly authorized by all requisite corporate action taken on the part of Seller, its Board of Directors and stockholders, and no other corporate proceeding on the part of Seller, its Board of Directors or stockholders is necessary to authorize the Transaction Documents or the consummation of the transactions contemplated thereby.

(d)                                 Each of the Transaction Documents to which Seller is a party has been duly executed and delivered by Seller, and such Transaction Documents constitute the valid and binding obligations of Seller, to the extent Seller is a party thereto, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity.

(e)                                  The execution, delivery, and performance of the Transaction Documents by Seller will not violate or result in a breach of any term of Seller’s Certificate of Incorporation or Bylaws.  To such counsel’s knowledge, neither (i) the execution and delivery of the Transaction Documents by Seller, nor (ii) its carrying out of the transactions contemplated thereby, will result in a breach of any of the Major Assigned Contracts set forth in Schedule 2.1(b) of the Agreement or other Material Contracts identified in the Agreement.

(f)                                    To such counsel’s knowledge, the sale of Assets to be effected by the Agreement is in compliance with the provisions of any applicable bulk sales or similar law in effect with the State of New York, and neither the execution nor delivery of the Transaction Documents by Seller nor Seller’s compliance with the terms and provisions thereof has violated or will violate (a) any law, statute, rule, or regulation of the United States or, to such counsel’s knowledge, the State of New York, nor (b) any injunction, order, or decree of any court or governmental agency or authority binding upon Seller of which such counsel has knowledge.

(g)                                 Except as disclosed in the Schedules to the Agreement, to such counsel’s knowledge, there is not now pending any suit, action, claim, investigation, arbitration, administrative or legal or other proceeding or governmental inquiry of any kind against or relating to Seller not covered by insurance and which if adversely determined might have a material adverse effect on the Business nor, to such counsel’s knowledge, has any such suit, action, claim, investigation, arbitration or administrative, judicial or other proceeding or governmental inquiry been threatened involving Seller.

(h)                                 To such counsel’s knowledge, Seller has not been cited for any violation or violations of any order, writs, injunction, judgment, or decree of any court or federal, state or local government department, official, commission, authority, board, bureau, agency or other instrumentality, which has been issued or is pending against Seller and which could have a material adverse effect on the Business; and (b) such counsel has no knowledge of, nor has such counsel been consulted by Seller with a view to obtaining, substantive legal advice with regard to any matter involving, the violation or alleged violation of any law by Seller, which violation or alleged violation, if proven, might have a material adverse effect on the Business.

(i)                                     To such counsel’s knowledge, except as disclosed in Schedules to the Agreement, no authorization, approval or consent of any United States or State of New York government agency or authority is required to be obtained by Seller in order to permit consummation of the transactions contemplated by the Transaction Documents.

8.7                                 No Material Adverse Change.  Purchaser shall have completed its due diligence examination and determined (a) that there has been no material adverse change in the Assets, Assumed Liabilities, Business condition or operation of the Business since the date of the Base Value Balance Sheet, (b) that Seller has not made capital expenditures since the Base Valuation Date in the aggregate amount of more than $25,000, and (c) that the Escrow Amount will be sufficient to absorb any and all deductions in the Purchase Price which are, in Purchaser’s reasonable opinion, likely to be required pursuant to Section 2.5.

8.8                                 Corporate Approvals.

(a)                                  Purchaser’s performance of this Agreement and the transactions to be effected hereby shall have been approved by Resolutions duly adopted by Purchaser’s Board of Directors authorizing the transactions to be effected by Purchaser pursuant to this Agreement; and

(b)                                 Seller’s performance of this Agreement and the transactions to be effected hereby shall have been approved by Resolutions duly adopted by Seller’s Board of Directors and stockholders authorizing the transactions to be effected by Seller pursuant to this Agreement.

8.9                                 Closing Items.  Seller shall have delivered the Escrow Amount into escrow with a title company or bank mutually satisfactory to Purchaser and Seller, and Purchaser shall have received all of the following items:

(a)                                  a duly executed the Bill of Sale and Assignment in the form of Exhibit A conveying title to the Assets to Purchaser and any assignments of motor vehicle certificates of title as shall be necessary to convey title to such vehicles to Purchaser;

(b)                                 such documents as Purchaser may reasonably request with respect the Major Assigned Contracts, executed by the Seller and reflecting the consent of the other parties thereto to the assignment each such contract to Purchaser;

(c)                                  evidence satisfactory to Purchaser to the effect that all outstanding security interests and other liens covering any of the Assets and all outstanding UCC financing statements, amendments and assignments covering any of the Assets, have been released and/or terminated as of the Closing Date, or will be promptly thereafter;

(d)                                 true and correct copies of Resolutions duly adopted and approved by Seller’s Board of Directors and its stockholders, authorizing the transactions to be effected by Seller pursuant to this Agreement ; and

(e)                                  all such other certificates and documents consistent with this Agreement as Purchaser or its counsel shall have reasonably requested.

ARTICLE IX

CONDITIONS TO SELLER’S OBLIGATION TO CLOSE;

PURCHASER’S DELIVERIES

Each and every obligation of Seller under this Agreement to be performed on or after the date hereof shall be subject to the satisfaction or waiver by Seller on or before the Closing Date of the following conditions:

9.1                                 Representations.  The representations and warranties made by Purchaser in this Agreement shall be correct in all material respects on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made on the Closing Date. If requested by Seller, Purchaser shall have delivered to Seller a certificate to that effect dated the Closing Date and signed by an officer of Purchaser.

9.2                                 Performance.  All the terms, covenants and conditions of this Agreement to be complied with or performed by Purchaser on or before the Closing Date shall have been fully complied with or performed in all material respects or waived by Seller.  Purchaser shall have delivered to Seller a certificate to that effect dated the Closing Date and signed by an officer of Purchaser.

9.3                                 Proceedings.  Prior to the Closing Date, no material litigation shall have been initiated or threatened by any Governmental Authority or any other person questioning the legality of the transactions contemplated by this Agreement which, in the reasonable opinion of counsel to Seller, makes it undesirable to proceed with such transactions.

9.4                                 Closing Documents.  Seller shall have received from Purchaser the following items:

(a)                                  In a form and content reasonably satisfactory to Seller, a certificate of the Secretary or an Assistant Secretary of Purchaser, dated as of the Closing Date and certifying the resolutions of Purchaser’s Board of Directors attached thereto duly approving and authorizing the execution, delivery and performance of this Agreement and the transactions and agreements contemplated by or referred to herein;

(b)                                 the cash component of the Purchase Consideration minus the Escrow Amount;

(c)                                  a certificate or certificates for the XETA Stock registered in Seller’s name

(d)                                 The Warrants registered in Seller’s name; and

(e)                                  all such other certificates and documents consistent with this Agreement as Seller or its counsel shall have reasonably requested.

ARTICLE X

INDEMNIFICATION

10.1                           Survival of Representations and Warranties.  The parties hereto agree that their respective representations, warranties, covenants and agreements contained herein shall survive the Closing for a period of twenty-four (24) months after the Closing Date, except that those covenants, representatives and warranties made by Seller with respect to Taxes (Section 5.13) shall survive the Closing until the expiration of the applicable statute of limitations (the “Indemnification Period”).

10.2                           Indemnification by the Seller.  Subject to the other provisions of this Article X, Seller agrees to save and indemnify Purchaser against, and hold it harmless from, any and all liabilities, of every kind, nature and description, fixed or contingent, including without limitation reasonable attorney fees and expenses incurred in connection with any action, claim or proceeding relating to such liabilities (“Damages”), arising from the breach of any of Seller’s representations, warranties, covenants, or agreements, contained herein, a claim for which is asserted in writing by Purchaser during the applicable Indemnification Period.

10.3                           Indemnification by Purchaser.  Purchaser agrees to save and indemnify Seller against and to hold it harmless from any and all Damages arising from the breach of any of Purchaser’s representations, warranties, covenants or agreements contained herein or the Exhibits hereto or from the operation of the Business after the Closing Date, a claim for which is asserted in writing by Seller during the Indemnification Period.

10.4                           Limitations on Recoverable Damages.  Claims for Damages under Section 10.1 (a) may be made only with respect to claims arising during the applicable Indemnification Period; (b) must be made, if at all, by giving the written notice described in Section 10.6 within ten (10) days after the close of the Indemnification Period applicable with respect to such claim; (c) may be made only after the aggregate amount of such Damages exceeds $   *    (the “Basket”);      *     ; provided, that to the extent that such Damages shall exceed the sum of:

(A)                              that portion of the Purchase Consideration actually paid to Seller in cash at the Closing (i.e. $850,000), plus

(B)                                amounts released to Seller from the Escrow Amount (max. $150,000), plus

(C)                                amounts received by Seller from the sale of any XETA Stock issued to Seller (x) as part of the Purchase Consideration, or (y) upon its exercise of the Warrants issued to Seller as part of the Purchase Consideration, then, before pursuing Seller for further cash recovery, Purchaser shall provide Seller, by written notice, the option to satisfy the balance of such Damages not already satisfied by (A), (B) and (C), above, in cash, payable within three (3) Business Days after the giving of such notice (“Option Period”).  In the event that Seller elects not to exercise the option set forth in the preceding sentence, or fails to exercise and consummate such option before the end of the Option Period, then, Purchaser shall first satisfy the balance of such Damages not already satisfied by (A), (B) and (C), above, by cancellation of:

(I)                                    any unsold shares of XETA Stock issued to Seller as part of the Purchase Consideration (“Unsold Shares”),

(II)                                any unexercised portion of the Warrants issued to Seller as part of the Purchase Consideration (“Unexercised Warrants”), and

*The asterisk (*) indicates that material has been omitted pursuant to a request for confidential treatment.  The omitted material has been filed separately with the Securities and Exchange Commission pursuant to rule 24b-2 of the rules to the Securities and Exchange Act of 1934, as amended.

(III)                            any unsold shares of XETA Stock issued upon exercise thereof (“Unsold Warrant Shares”), or any or all thereof;

provided, that the aggregate fair market value at the time of cancellation of such Unsold Shares, Unexercised Warrants and Unsold Warrant Shares cancelled pursuant to this provision shall not exceed the aggregate amount of the balance of such Damages.  If Purchaser shall have been unable to satisfy such Damages because the aggregate fair market value at the time of cancellation of such Unsold Shares, Unexercised Warrants and Unsold Warrant Shares proves insufficient to satisfy the balance of Purchaser’s Damages, Purchaser may then proceed to seek recovery of the balance of such Damages from Seller in cash,       *      , by such appropriate legal action as shall be necessary and available.

Any cancellation pursuant to this Section 10.4 shall, under such circumstances, be deemed automatic, rendering such Unsold Shares and Unsold Warrant Shares immediately null and void, and such Unexercised Warrants of no further force or effect.  Purchaser shall provide written notice to Seller of any Damages which Purchaser deems to count against the Basket.  Notwithstanding the foregoing, nothing herein shall prevent a party from bringing an action for fraud or intentional misrepresentation against the other party, where such fraud or intentional misrepresentation has caused such party to incur Damages with respect to any claim or right to indemnification hereunder.

10.5                           Claims.  All claims for indemnification hereunder shall be computed net of the present value of all readily ascertainable future Tax benefits associated therewith.  No claim for indemnification shall be made for matters adequately covered by insurance.

10.6                           Defense of Claims.  Each party asserting a right to indemnification under this Article X (the “Asserting Party”) agrees to notify the party putatively required to provide indemnification (the “Responding Party”) with reasonable promptness of any claim for Damages asserted against it in respect of which the Responding Party may be liable under this Agreement, which notification shall be accompanied by a written statement setting forth the basis of such claim and the manner of calculation thereof.  The Responding Party shall have the right, at its election, to defend or compromise any such claim at its own expense with counsel of its choice; provided, however, that (i) such counsel shall have been approved by the Asserting Party, which approval shall not be unreasonably withheld or delayed; (ii) the Asserting Party may participate in such defense if it so chooses with its own counsel and at its own expense; and (iii) any such defense or compromise shall be conducted in a manner which is reasonable and not prejudicial to the Asserting Party’s interest in such matter.  In the event the Responding Party does not undertake to defend or compromise the claim, the Responding Party shall promptly notify the Asserting Party of its intention not to undertake to defend or compromise the claim, and the Responding Party shall be bound by (a) the final decree of any court of competent jurisdiction deciding the validity and amount of the claim asserted against the Asserting Party, and (b) any compromise of such claim made with the prior consent of the Responding Party, which shall not be unreasonably withheld or delayed.

*The asterisk (*) indicates that material has been omitted pursuant to a request for confidential treatment.  The omitted material has been filed separately with the Securities and Exchange Commission pursuant to rule 24b-2 of the rules to the Securities and Exchange Act of 1934, as amended.

10.7                           Extension of Time.  To the extent that an Asserting Party delivers written notice of a claim for Damages against a Responding Party prior to the expiration of the applicable Indemnification Period, reasonably identifying the basis for the claim and the amount of any reasonably ascertainable Damages, the Indemnification Period shall be extended for such claim until such claim is resolved by a Final Determination (as defined below).

10.8                           Final Determination.  For the purposes of this Agreement, a “Final Determination” shall exist when (i) the Asserting Party and the Responding Party agree in writing upon the amount, or (ii) a court of competent jurisdiction shall have made a determination on the merits with respect thereto and appeal therefrom shall not have been taken within a timely fashion from the date of such determination. The Asserting Party will assign to the Responding Party any claims against which the Asserting Party has been indemnified and paid as provided herein, and the Responding Party shall in all respects be subrogated to the rights of the Asserting Party in connection therewith.

ARTICLE XI

TERMINATION

11.1                           General.  Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

(a)                                  By mutual written consent of Seller and Purchaser;

(b)                                 By Purchaser if, through no fault of Purchaser, any of the conditions set forth in Article VIII shall not have been fulfilled, or shall become incapable of fulfillment, on or prior to June 15, 2010, and shall not have been waived;

(c)                                  By Seller if, through no fault of Seller, any of the conditions set forth in Article IX shall not have been fulfilled, or shall become incapable of fulfillment, on or prior to June 15, 2010, and shall not have been waived;

(d)                                 By Purchaser or Seller, if the Closing Date shall not have occurred on or prior to June 15, 2010 (or such later date as shall have been approved by the parties), unless such failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe in good faith the covenants, agreements and conditions hereof to be performed or observed by such party at or before the Closing Date;

(e)                                  By Purchaser or Seller, if any court of competent jurisdiction or other Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall not have been withdrawn within thirty (30) days after the date on which such order, decree, ruling or other action was first issued or taken, or by reason of any litigation or proceeding pending or threatened to be instituted by any person or governmental body, which, in either case in the good faith judgment of its Board of Directors will in all likelihood result in an order, decree or ruling enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or

(f)                                    By Purchaser or Seller, if any representation or warranty given or made in this Agreement or any attachment by the other was untrue in any material respect as of the

Closing Date, or as of the date given, in light of the circumstances under which such representation or warranty was given or made, or if any covenant given or made in or pursuant to this Agreement by one party, and performable by the other before and as a condition to the Closing, is breached and such breach is not promptly cured after notice.

11.2                           Effect.

(a)                                  In the event of termination or abandonment by reason of Section 11.1, this Agreement shall forthwith become void and there shall be no liability of one party to the other by reason of this Agreement unless the reason for termination or abandonment was caused by the action, the failure to act, the misrepresentation, omission or breach by the party to be charged with such liability with respect to a material aspect of the contemplated transaction.

(b)                                 In the event that this Agreement is terminated by Purchaser as the result of a failure by its Board of Directors to approve the transactions set forth in this Agreement (other than due to the failure by Seller to satisfy the conditions set forth in Article VIII through no fault of Purchaser), then, Purchaser shall not, within ninety (90) days after the effective date of such termination, enter into any agreement for the acquisition, whether by purchase of stock or of assets, of any other business engaged in the provision of high-speed internet access services and products to the lodging industry.

ARTICLE XII

MISCELLANEOUS

12.1                           Entire Agreement.  This Agreement (including the Schedules and Exhibits hereto) and the documents delivered pursuant hereto constitute the entire agreement and understanding among Seller, the Seller Principals and Purchaser, superseding any prior agreement and understanding relating to the subject matter of this Agreement.  This Agreement may be modified or amended only by a written instrument executed by Seller, and Purchaser, acting through their respective officers and duly authorized by their respective Boards of Directors.

12.2                           Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.  Facsimile or e-mail transmission of any signed original document and/or retransmission of any signed facsimile or e-mail transmission will be deemed the same as delivery of an original.  At the request of any party, the parties will confirm facsimile or e-mail transmissions by signing a duplicate original document.

12.3                           Brokers and Agents.  Other than the Seller’s investment advisors, SeaCap Securities, LLC, each party hereto represents and warrants that it employed no broker or agent in connection with the transactions contemplated by this Agreement.  Each party agrees to indemnify each other party against all loss, cost, damages or expense arising out of claims for fees or commissions of brokers employed or alleged to have been employed by such indemnifying party.  Purchaser represents that no such arrangements exist.

12.4                           Notices.  Any notice or other communication hereunder may be sent by any means (including facsimile or email or other electronic means, provided that receipt thereof is acknowledged and confirmed by the recipient) and shall be effective upon receipt; except that, if sent via domestic certified mail or via overnight courier such as Federal Express, said notice shall be conclusively deemed to have been received by a party hereto and be effective on the earlier of (a) the actual date of receipt, or, if earlier, (b) the third Business Day following the date given to the post office or courier for delivery.  Such notices and communications shall be addressed to such party at the address set forth below:

If to Purchaser, addressed to them at:

XETA Technologies, Inc.

1814 West Tacoma

Broken Arrow, Oklahoma  74012-1406

Attn:  Greg D. Forrest, President and Chief Executive Officer

Ph.:   (918) 664-8200  Fax: (918) 664-6876

With copy to:                         Barber & Bartz, P.C.

525 S. Main, Suite 800

Tulsa, Oklahoma 74103-4511

Attention:  Robert L. Bearer, Esq.

Phone:  (918) 599-7755  Fax:  (918) 599-7756)

If to Seller or the Seller Principals, addressed as follows:

c/o Hotel Technology Solutions, Inc. d/b/a Lorica Solutions

Attn:                    Mr. Mark Holzberg,

Chairman and Chief Executive Officer

500 Brisbane Building

403 Main Street

Buffalo, New York 14203

Phone:  (201) 788-4880  Fax:  (716) 636-0727

With copy to:                         Andrew J. Merken, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

Phone: (617) 345-3740  Fax:  (617) 345-3299

or such other address as any party hereto shall specify pursuant to this Section 12.4 from time to time.

12.5                           Rights and Remedies.  Except as otherwise provided herein, no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

12.6                           Reformation and Severability.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable, but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

12.7                           Governing Law.  This Agreement shall be construed in accordance with the laws of the State of Oklahoma applicable to contracts to be entered into and fully performed in the State of Oklahoma.

12.8                           Further Assurances.  Each party will, upon reasonable request of the other party, from time to time after the Closing, execute and deliver to the other all such further documents and instruments, and will do or use its reasonable best efforts to cause to be done such other acts, as such other party may reasonably request more completely to consummate and make effective the contemplated transactions.

12.9                           Expenses.  Each party shall pay its own expenses in connection with this Agreement and the transactions contemplated by this Agreement.  All sales, use or other Tax, duty or recording cost, if any, imposed upon the transfer of the Assets and Business to be acquired by Purchaser pursuant to this Agreement shall be paid by Seller.  The fees of the Escrow Agent shall be paid solely by Purchaser.

12.10                     Confidential Information.  Each party agrees that it and its representatives shall hold in strict confidence, and shall not use for its own account or for the account of others, nor divulge or disclose to any person without a need to know, any information and documents received from the other party and, if the transactions herein contemplated are not consummated, each party will continue to hold such information and documents in strict confidence and shall return to such other party all such documents then in such receiving party’s possession (including the Schedules and Exhibits to this Agreement) without retaining copies thereof.  Purchaser will use all information provided to it or gathered by it during its due diligence review and evaluation of Seller and the Business solely for the purpose of such review and evaluation, and will disclose such information only to such of its directors, officers, employees, representatives, advisors and agents as have a need to know the same in order to perform their professional and managerial duties to Purchaser and for the purpose of evaluating and consummating the transaction contemplated hereby.  In the event this transaction is not consummated, Purchaser will return to Seller all materials containing any such received from Seller and will certify to Seller in writing that all copies of such materials have been destroyed.  Purchaser will not use any such information to compete with Seller in the event the transaction is not consummated or for any purpose other than as set forth above.  The provisions of this Section 12.10, shall survive termination of this Agreement; provided, that each party’s obligations under this Section 12.10 to refrain from such use and to maintain such confidentiality shall not apply to any information or documents that are (a) in the public domain when furnished by the other, or (b) required to be disclosed by applicable Law, where the party whose information is to be disclosed has had notice thereof and a reasonable opportunity to appear and object to such disclosure.

12.11                     Publicity.  Seller and Purchaser each agree that, without the written consent of the other, neither will independently issue a news release or otherwise publicly disclose the nature or existence of the transactions contemplated by this Agreement (including but not limited to the Purchase Consideration) except as may be required by Law.  Any public announcement of this Agreement or the purchase of the Assets hereunder will be made by Purchaser and Seller jointly and simultaneously, and the wording of any such announcement will be mutually agreed upon unless, in the reasonable judgment of counsel for Purchaser, any laws, rules or regulations to which Purchaser is subject (including the rules of NASDAQ and of the SEC) mandate other wording, in which event such other Laws, rules or regulations as interpreted by Purchaser and its counsel shall control subject to Seller’s reasonable opportunity to review and propose changes as set forth in Section 7.6hereof

12.12                     Equitable Relief.  Each party recognizes that the other is likely to suffer irreparable damage if the provisions of Sections 12.10 or 12.11 are not specifically enforced.  In the event of a dispute concerning any of these sections, each party agrees that the other may, without posting bond or security, obtain an temporary or permanent injunction restraining the consummation of any action or transaction prohibited thereby pending determination of such dispute.  The provisions of Sections 12.10 and 12.11 shall likewise be enforceable by a decree of specific performance.  In the event of litigation relating to such sections, if the court determines that either party or any of its employees, agents or representatives has breached any provisions thereof, the injured party shall be entitled to recover from the breaching party its reasonable fees, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with the prosecution of any equitable or legal proceedings and any appeal therefrom.

12.13                     Dispute Resolution.  Subject to Section 12.12, any dispute under this Agreement which is not settled by mutual agreement among the parties hereto, shall be finally settled by binding arbitration, conducted by and in accordance with the rules then in effect of the American Arbitration Association.  The costs of the arbitration, including administrative and arbitrators’ fees, shall be shared equally by the parties.  Each party shall bear its own expenses and attorneys’ and witness’ fees.  The prevailing party in any arbitration, as determined by the arbitration panel, shall be entitled to an award against the other party in the amount of the prevailing party’s costs and reasonable attorneys’ fees.  In making any such award, the arbitration panel shall take into consideration the outcome of the proceeding and the reasonableness of the conduct of each such party in connection with the dispute, in light of the facts known to such party at the time such party engaged in such conduct.  The arbitration panel shall not have authority to award punitive damages. The arbitration shall be held in Tulsa, Oklahoma.

12.14                     Captions.  The captions and headings in this Agreement are for convenience only and will not be considered in interpreting any provision of this Agreement.  Unless otherwise indicated, all article and section references are to the articles and sections of this Agreement and all references to day are to calendar days.  Whenever under the terms of this Agreement, the time for performance of a covenant or condition falls upon a Saturday, Sunday or U.S. federal or Oklahoma or New York state holiday, such time for performance will be extended to the next Business Day.

12.15                     Pronouns and Plurals.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

12.16                     Successors.  This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of Purchaser, Seller, and their respective successors and permitted assigns.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties to this Agreement without the prior written consent of the other parties.  Nothing contained in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties to this Agreement and their successors in interest and permitted assignees (if any), any rights or remedies under or by reason of this Agreement.

12.17                     Waiver.  Either Purchaser or Seller shall have the right to waive any one or more conditions precedent to Closing and to proceed with the transactions contemplated by this Agreement, without, however, releasing the other of its obligations from any liability for loss or damage sustained by reason of any such breach of any representation, warranty or covenant.

12.18                     Exhibits.  The Schedules and Exhibits referred to in this Agreement are incorporated by reference into this Agreement.

[Remainder of page left blank intentionally.]

[Signatures appear on next page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

“Purchaser”		“Seller”

XETA TECHNOLOGIES, INC.		HOTEL TECHNOLOGY SOLUTIONS, INC.

By	/s/ Greg D. Forrest	By	/s/ Mark Holzberg
	Greg D. Forrest, President and		Mark Holzberg, Chairman, President and
	Chief Executive Officer		Chief Executive Officer

“Seller Principals”

(joining solely with respect to, and to the extent described in, Sections 5.9, 5.12, 5.13, 5.17 and 5.20 hereof)

ENHANCED CAPITAL		STONEHENGE CAPITAL FUND
NEW YORK FUND II, LLC		NEW YORK, LLC

By	/s/ Michael Korengold	By	/s/ David B. Webber
Its		Its	Vice President

ENHANCED CAPITAL		SEABURY CAPITAL LLC
NEW YORK FUND III, LLC

By	/s/ Michael Korengold	By	/s/ John Luth
Its		Its

MARK HOLZBERG

/s/ Mark Holzberg

List of Schedules and Exhibits

Schedules

Schedule 1	Excluded Assets
Schedule 2.1(a)	Accounts, Notes Receivable, Etc.
Schedule 2.1(b)	Major Assigned Contracts
Schedule 2.1(c)	Inventory
Schedule 2.1(e)	Equipment
Schedule 2.1(f)	Real Property and Leaseholds
Schedule 2.1(g)	Software and Intellectual Property

Schedule 2.2(c)	Outstanding Ownership of Seller

Schedule 4.1	Key Employees

Schedule 5.1	Seller’s Organization and Qualification
Schedule 5.5	Consents
Schedule 5.7	Assets
Schedule 5.9	Contracts
Schedule 5.10	Permits
Schedule 5.11	Trade Restrictions and Confidentiality Agreements
Schedule 5.12	Litigation and Legal Compliance
Schedule 5.15	Change of Name and Location
Schedule 5.19	Warranty Claims

Schedule 6.1	Purchaser’s Corporate Documents

Exhibits

Exhibit A	Bill of Sale and Assignment
Exhibit B	Escrow Agreement
Exhibit C	Common Stock Purchase Warrant